EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 for the registration of convertible senior notes and shares of common stock underlying the convertible senior notes and related Prospectus of Insulet Corporation for the registration of convertible senior notes and shares of common stock underlying the convertible senior notes and to the incorporation by reference therein of our reports dated March 10, 2011, with respect to the consolidated financial statements and schedule of Insulet Corporation, and the effectiveness of internal control over financial reporting of Insulet Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 10, 2011.
/s/ Ernst & Young LLP
Boston, MA
June 17, 2011